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November 14, 2005

U.S. Securities and Exchange Commission	Copies sent via Federal Express
450 Fifth Street, N.W
Washington, D.C. 20549-0303
Attn: Mr. Matthew J. Benson
Mail Stop 3561

RE:	Decorize, Inc.
Form S-3 (File No. 333-127070), filed August 1, 2005

Ladies and Gentlemen:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we have filed Amendment No. 1 to the Company’s Form S-3 (File No. 333-127070) in response to the Staff's comment letter, dated August 25, 2005, which was addressed to the President and Chief Executive Officer of the Company.

This letter responds to each of the comments set forth in your August 25th letter on behalf of the Company. For your convenience, the numbered paragraphs below correspond to those in the August 25th comment letter, and your comments have also been presented in bold face. We are also sending a copy of this letter to you via overnight delivery, together with two marked copies of Amendment No. 1 to the Form S-3 filed by the Company, which show all changes made since the previous filing.

Selling Stockholders, page 10

1.
Please revise to identify the beneficial owners that have voting or investment control over the shares being offered by the selling security holders. See Interpretation 60 under Section 1. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (March 1999). For example, disclose the beneficial owner(s) of Blodnick Gordon Fletcher & Sibell, P.C. Please revise your disclosure as appropriate.

The Company has revised its disclosure in the Selling Stockholders portion of the registration statement in response to this comment.

U.S. Securities and Exchange Commission
November 14, 2005

2.
Please tell us whether any of your selling security holders are broker-dealers or affiliated with broker-dealers. If any of your selling security holders are broker-dealers, please disclose that they are “underwriters” within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling security holders are broker-dealers and to state that they are also underwriters with respect to the shares that they are offering for resale.

3.	Also, if any of your selling security holders are affiliates of broker-dealers, please disclose, if true, that:

•	the seller purchased the shares in the ordinary course of business, and
•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any of your selling security holders, then the prospectus must state that the selling security holder is an underwriter.

The Company has revised its disclosure in the selling stockholders portion of the registration statement in response to Comments 2 and 3 from the August 25th comment letter. According to the information provided to the Company by the selling stockholders, none of those stockholders are registered broker-dealers.

4.
Please indicate the nature of any position, office, or other material relationship which the selling shareholder(s) have had with you within the past three years. See Item 507 of Regulations S-K. For example, it appears that Messrs. Parsons and Sandel are currently officers and directors. Please revise your disclosure accordingly.

The Company has revised its disclosure in the selling stockholders portion of the registration statement in response to this comment.

Incorporation of Certain Information by Reference, page 12

5.	We note that you incorporate by reference “Current Report on Form 8-K update.” Please revise to specifically identify the current report to which you refer. See Item 12 of Form S-3.

The Company has listed all of the filings made under the Securities Exchange Act of 1934, as amended, which are to be incorporated by reference in the registration statement.

U.S. Securities and Exchange Commission
November 14, 2005

6.	Please provide the information required by Item 12(c)(1)(iv) of Form S-3.

The Company has included the identifying information required by Item 12(c)(1)(iv) in response to this comment.

Thank you for your continued cooperation regarding this matter. Please call me at (214) 922-4156 if you have any other questions or if I may be of any other assistance.

Sincerely,

Lance M. Hardenburg

cc: Steve Crowder (w/o encls)
Brent Olson (w/o encls)